Exhibit 99.1

Canadian Zinc Announces Filing of Final Prospectus for $9,000,000 Financing

CZN-TSX
CZICF-OTCQB

VANCOUVER, June 29, 2016 /CNW/ - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (the "Company" or "Canadian Zinc") is pleased to report that it has filed a final short form prospectus (the "Prospectus") in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and New Brunswick, and obtained a receipt from the British Columbia Securities Commission.

The Prospectus qualifies the distribution of 32,000,000 common shares of the Company (the "Common Shares") at a price of C$0.25 per Common Share and 4,000,000 flow-through common shares of the Company (the "Flow-Through Shares") at a price of C$0.25 per Flow-Through Share, for aggregate gross proceeds of C$9,000,000 (the "Offering"). The Company has entered into an amended and restated underwriting agreement with Paradigm Capital Inc., Canaccord Genuity Corp. and Dundee Securities Ltd. (collectively, the "Underwriters") to reflect an increase in the size of its previously announced public offering from C$8,000,000 to C$9,000,000.

As previously announced, the Company has granted the Underwriters an over-allotment option to purchase up to 4,800,000 common shares in any combination of Common Shares and Flow-Through Shares for C$0.25 per share, exercisable, in whole or in part, at any time up to 30 days after the closing date of the Offering for additional gross proceeds of up to C$1,200,000.

The net proceeds from the sale of Common Shares will be used to fund feasibility and development programs for the Prairie Creek Project, exploration programs at both the Prairie Creek Project and the Company's Newfoundland properties, as well as for general working capital purposes.

The gross proceeds from the sale of Flow-Through Shares will be used to incur eligible Canadian Exploration Expenses and flow-through mining expenditures, as defined under the Income Tax Act (Canada), that will be renounced in favour of the purchasers with an effective date of no later than December 31, 2016. The funds are intended to be used to fund exploration programs on the Prairie Creek Project and the Company's Newfoundland properties.

The Offering is scheduled to close on or about July 7, 2016.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. The Common Shares and Flow-Through Shares sold pursuant to the Offering will not be registered under the U.S. Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements.

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol "CZN". The Company's key project is the 100%-owned Prairie Creek Project, a fully permitted, advanced-staged zinc-lead-silver property, located in the Northwest Territories. Canadian Zinc also owns an extensive land package in central Newfoundland.

The Prairie Creek Mine contains a partially developed infrastructure including a 1,000 tonne per day flotation mill, workshops, accommodations, and support facilities. The Company holds a Type "A" Water Licence which, along with previously issued permits and licences, permits the operation of a mine at Prairie Creek. A positive updated Preliminary Feasibility Study was completed in March 2016. The Company also continues the Environmental Assessment process as part of its application to upgrade the access road into the Prairie Creek Mine for use on an all season basis.

Canadian Zinc also owns an extensive land package in central Newfoundland that it is exploring for copper-lead-zinc-silver-gold deposits. These include the South Tally Pond project (Lemarchant deposit); Tulks South project (Boomerang-Domino and Tulks East deposits) and Long Lake project (Long Lake deposit).

Cautionary Statement – Forward-Looking Information:

Certain disclosure in this release, including statements regarding the completion and terms of the proposed Offering and the use of proceeds therefrom constitute "forward-looking information" within the meaning of Canadian securities legislation. In making the forward-looking statements in this release, the Company has applied certain factors and assumptions that the Company believes are reasonable, including that the Company is able to satisfy conditions of the Offering and obtain the required regulatory approvals of the Offering. However, the forward-looking statements in this release are subject to numerous risks, uncertainties and other factors that may cause future results to differ materially from those expressed or implied in such forward-looking statements. Such uncertainties and risks include, among others, inability to satisfy conditions of the Offering and delays in obtaining or inability to obtain required regulatory approvals. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on forward-looking statements. The Company does not intend, and expressly disclaims any intention or obligation to, update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Canadian Zinc Corporation

%CIK: 0000910569

For further information: John F. Kearney, Chairman & Chief Executive Officer, (416) 362-6686, 220 Bay Street, 12th Floor, Toronto, ON M5J 2W4; Alan B. Taylor, Vice President Exploration & Chief Operating Officer, (604) 688-2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Tollfree:1-866-688-2001; Steve Dawson, Vice President, Corporate Development, (416) 203-1418, 220 Bay Street, 12th Floor, Toronto, ON M5J 2W4; E-mail: invest@canadianzinc.com; Website: www.canadianzinc.com

CO: Canadian Zinc Corporation

CNW 19:04e 29-JUN-16